SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Press Release dated May 4, 2015 titled “Telecom Argentina S.A. announces consolidated first quarter results for fiscal year 2015 (‘1Q15’)”	1

FOR IMMEDIATE RELEASE

Market Cap P$49.2 billion

May 4th, 2015

Contacts:
Pedro Insussarry
Solange Barthe Dennin
(54 11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated first quarter results for fiscal year 2015 (‘1Q15’)*

•	Consolidated Revenues amounted to P$8,872 million (+18.8% vs. 1Q14); Fixed Internet +34.0% vs. 1Q14; Fixed Data +27.6% vs. 1Q14; and Mobile business in Argentina +18.5% vs. 1Q14.

•	Mobile subscribers in Argentina: 19.3 million in 1Q15.

•	Mobile Value Added Services in Argentina (Internet and Data): +24.8% vs. 1Q14; 58.1% of Service Revenues.

•	Mobile ARPU in Argentina increased to P$86.2 per month in 1Q15 (+26.1% vs. 1Q14).

•	ADSL ARPU increased to P$178.5 per month in 1Q15 (+29.4% vs. 1Q14); monthly churn reached 1.3% in 1Q15.

•	Consolidated Operating costs -including D&A and Results on disposal of PP&E and write-down of PP&E- totaled P$7,199 million (+18.0% vs. 1Q14); Employee benefits expenses +30.4% and Fees for services, maintenance and materials +17.7% vs. 1Q14.

•	Operating Income Before Depreciation and Amortization reached P$2,634 million (+24.7% vs. 1Q14), 29.7% of Consolidated Revenues.

•	Net Income amounted to P$1,041 million (+14.9% vs. 1Q14). Net Income attributable to Telecom Argentina amounted to P$1,028 million (+15.6% vs. 1Q14).
•	Capex amounted to P$864 million in 1Q15.

•	Net Cash Position: P$521 million, a decrease of P$4,559 million vs. 1Q14, after Telecom Argentina´s cash dividend distribution and the 3G/4G spectrum payment occurred in FY14.

	As of March, 31
(in million P$, except where noted)	2015	2014	Δ $	Δ %
Consolidated Revenues	8,872	7,466	1,406	18.8%
Mobile Services	6,502	5,501	1,001	18.2%
Fixed Services	2,370	1,965	405	20.6%
Operating Income before D&A	2,634	2,112	522	24.7%
Operating Income	1,680	1,377	303	22.0%
Net Income attributable to Telecom Argentina	1,028	889	139	15.6%
Shareholders’ equity attributable to Telecom Argentina	15,446	12,806	2,640	20.6%
Net Financial Position - Cash	521	5,080	(4,559)	-89.7%
CAPEX	864	1,062	(198)	-18.6%
Fixed lines in service (in thousand lines)	4,077	4,108	(31)	-0.8%
Mobile customers (in thousand)	21,841	22,326	(485)	-2.2%
Personal (Argentina)	19,332	19,913	(581)	-2.9%
Núcleo (Paraguay) -including Wimax customers-	2,509	2,413	96	4.0%
Broadband accesses (in thousand)	1,768	1,714	54	3.2%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	60.5	54.6	5.9	10.8%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	86.2	68.3	17.9	26.1%
Average Revenue per user (ARPU) ADSL (in P$)	178.5	138.0	40.5	29.4%

*	Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, May 4, 2015 - Telecom Argentina (‘Telecom’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$1,041 million for the period ended March 31, 2015, or +14.9% when compared to the same period last year. Net income attributable to Telecom Argentina amounted to P$1,028 million (+15.6% vs. 1Q14).

	1Q15	1Q14	Δ $	Δ%
Consolidated Revenues (MMP$)	8,872	7,466	1,406	18.8%
Net Income attributable to Telecom (MMP$)	1,028	889	139	15.6%
Earnings attributable to Telecom per Share (P$)	1.1	0.9	0.2
Earnings attributable to Telecom per ADR (P$)	5.3	4.6	0.7
Operating Income before D&A *	29.7%	28.3%
Operating Income *	18.9%	18.4%
Net Income*	11.7%	12.1%

*	As a percentage of Consolidated Revenues

Note: As of 1Q15 and 1Q14 , the average of ordinary shares outstanding amounted to 969,159,605.

During 1Q15 Consolidated Revenues increased by 18.8% to P$8,872 million (+P$1,406 million vs. 1Q14), mainly fueled by the Broadband businesses, Fixed Data and Mobile Services. Moreover, Operating Income reached P$1,680 million (+P$303 million or +22.0% vs. 1Q14).

Consolidated Operating Revenues

Mobile Services

During 1Q15 clients amounted to 21.8 million as of the end of March, 2015 vs. 22.3 million as of 1Q14.

Third parties Revenues amounted to P$6,502 million (+18.2% vs. 1Q14) thanks to innovative commercial offers that stimulates value added services (‘VAS’) consumption and are suitable to clients’ needs and user experience.

Telecom Personal in Argentina

As of March 31, 2015, Personal reached 19.3 million subscribers in Argentina, where postpaid clients represented 32% of the subscriber base.

In 1Q15, third parties Revenues reached P$6,097 million (+P$954 million or +18.5% vs. 1Q14) while Service Revenues (excluding equipment sales) amounted to P$5,216 million (+22.3% vs. 1Q14), with 58.1% corresponding to VAS revenues (vs. 57.0% in 1Q14). VAS revenues amounted to P$3,033 million (+24.8% vs. 1Q14). Moreover, equipment sales reached P$881 million.

During 1Q15 the Average Monthly Revenue per User (‘ARPU’) reached P$86.2 (+26.1% vs. 1Q14) due to the promotion of mobile connectivity through a wide variety of plans, packs and devices that satisfy connectivity needs everywhere, enjoying social networks, apps, gaming, contents and multimedia entertainment services.

2	www.telecom.com.ar

Initiatives

During 1Q15, Personal continued with the deployment of the 4G/LTE network, adding coverage in the strategic areas of Buenos Aires, Córdoba, Rosario, Tucumán, Salta, Santa Fe, Pinamar and Mar del Plata. In line with this evolution, commercial offers were presented to encourage those people who have this technology and to promote VAS accesses, enhancing entertainment services and content consumption through Personal’s Play platform.

During 1Q15, Personal did not charge data traffic over 4G network so customers could experience the new technology. At the same time, Personal Black plans were enriched, providing an extended data plan to fulfill clients that have an intense mobile internet usage needs. 4G customers base surpassed 300 thousand.

Moreover, Personal continued promoting monthly plans, which simplify the mobile service offer allowing customers to monitor its expenditures. Additionally, credit recharges were stimulated to prepaid clients granted them with free additional calls.

Finally, consolidating its brand position associated to music, Personal organized the 3rd edition of the ´Personal Fest Verano´, presenting six important shows in the main summer resorts all over the country, with free access. During this year, the difference was that fans could enjoy the concert on stage and on big screens. Between the three days, ´Personal Fest Verano´ was followed by more than 400 thousand people. In addition, concerts were also available by streaming at Personal’s website.

Telecom Personal in Paraguay (‘Núcleo’)

As of March 31, 2015, Nucleo’s subscriber base reached 2.5 million clients (+4.0% vs. 1Q14). Prepaid and postpaid customers represented 81% and 19%, respectively.

Nucleo generated revenues from third parties equivalent to P$405 million during 1Q15 (+13.1% vs. 1Q14 due to an FX effect). VAS revenues amounted to P$209 million (+10.0% vs. 1Q14) representing 54.6% of 1Q15 service revenues (vs. 55.4% in 1Q14).

Fixed Services (Voice, Data & Internet)

During 1Q15, revenues generated by fixed services amounted to P$2,370 million, +20.6% vs. 1Q14; with Internet (+34.0% vs. 1Q14) and Data revenues (+27.6% vs. 1Q14) growing the most in the segment.

Voice

Total service revenues reached P$980 million in 1Q15 (+8.0% vs. 1Q14). A portion of this line of business (mainly monthly charge and measured services), continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

Revenues generated by measured services totaled P$409 million, an increase of P$50 million or +13.9% vs. 1Q14 mainly due to a higher penetration of flat rate packs of local and national long distance calls.

Monthly charges and supplementary services reached P$312 million, an increase of P$17 million or +5.8% vs. 1Q14 due to higher revenues in non-regulated supplementary services. The customer base remained stable at 4.1 million lines in service.

3	www.telecom.com.ar

As a result of these increases, the average monthly revenue billed to user (ARBU) reached P$60.5 in 1Q15, +10.8% vs. 1Q14.

Fixed and mobile interconnection revenues amounted to P$155 million (+4.0% vs. 1Q14). Meanwhile, other revenues totaled P$104 million same level as 1Q14.

Data and Internet

Data revenues (services mainly offered to Corporate segment and Government) amounted to P$407 million (+P$88 million or +27.6% vs. 1Q14), strengthening the position of Telecom as an integrated ICT provider.

During 1Q15, Telecom continued promoting services and convergent offers to the corporate segment through La Nube Argentina, an IT infrastructure with applications (such as 365 Office), professional services and different fixed and mobile connectivity technologies and tools.

Revenues related to Internet totaled P$973 million (+P$247 million or +34.0% vs. 1Q14), mainly due to a commercial offer with higher speeds, where 10Mb was the most demanded service that represents 19% over the total customer base, in comparison to 8% in 1Q14. This was possible thanks to significant investments executed recently in the access network using FTTx technology that allows taking fiber optic to the closest connection point with the customer.

As of March 31, 2015, Telecom reached 1.8 million ADSL accesses (+3.2% vs. 1Q14). These connections represented 43.4% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$178.5 in 1Q15, +29.4% when compared to 1Q14 and the monthly churn rate maintained at 1.3% in 1Q15.

During 1Q15, Arnet continued with its integrated offer through new packs of services, with discounts of up to 50% and special benefits; such as: Pack Arnet Total, Pack Arnet Familia, Pack Arnet Hablemos and Pack Arnet Spotify incorporating different VAS to the traditional broadband service including: local and mobile calls, music, video and security kit, suitable to clients’ needs. Moreover, Arnet strengthened the ultra broadband offer, providing up to 30Mb speed for those clients located in areas with technical availability.

Consolidated Operating Costs

Consolidated Operating Costs totaled P$7,199 million in 1Q15, an increase of P$1,100 million, or +18.0% vs. 1Q14 (including ‘Results on disposal of PP&E and write-down of PP&E’ that resulted in a gain of P$3 million in 1Q15 vs. a gain of P$4 million in 1Q14). This increase is a consequence of higher labor costs and higher fees for services, maintenance and materials.

4	www.telecom.com.ar

The cost breakdown is as follows:

•	Employee benefit expenses and severance payments totaled P$1,543 million (+30.4% vs. 1Q14), mainly affected by increases in salaries to unionized employees due to the collective bargaining agreement set at the beginning of 3Q14 as well as increases in salaries to the non-unionized workforce and year-end bonuses, together with the social security contributions associated to such concepts. Total employees of the Telecom Group at the end of the period totaled 16,358.

•	Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$500 million, -2.9% vs. 1Q14. This decrease resulted from lower charges for roaming and costs of international outbound calls.

•	Fees for services, maintenance and materials and supplies amounted to P$889 million (+17.7% vs. 1Q14), mainly due to costs’ increases in technical maintenance as well as higher fees for services, mainly due to higher costs recognized to suppliers (mainly call center providers) in both the fixed and mobile businesses to continue improving the quality of the customer service.

•	Taxes and fees with regulatory authorities reached P$873 million (+15.6% vs. 1Q14), impacted mainly by higher revenues, higher taxes with the Regulatory Authority, higher bank debit and credit taxes related to the higher collection flows and suppliers payments, as well as higher municipal taxes.

•	Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$623 million (+15.2% vs. 1Q14), mainly due to the increase in commissions paid to commercial channels as well as collection fees and distribution of prepaid cards commissions. Agent commissions capitalized as SAC amounted to P$200 million (+50.4% vs. 1Q14).

•	Cost of handsets sold decreased to P$640 million (-17.4% vs. 1Q14), due to a lower number of handsets sold. Deferred costs from SAC amounted to P$20 million (-35.5% vs. 1Q14). The lower deferred costs were derived from the reduction in handset subsidies given to clients.

•	Advertising amounted to P$191 million (+16.5% vs. 1Q14), mainly due to slightly higher commercial expenses when compare to 1Q14, related to marketing campaigns.

•	Depreciation and Amortization reached P$957 million (+29.5% vs. 1Q14). PP&E depreciation amounted to P$677 million (+25.8% vs. 1Q14); Amortization of SAC and service connection costs totaled P$216 million (+10.8% vs. 1Q14); and other intangible assets reached P$64 million (vs. P$6 million in 1Q14) due to the capitalization of the spectrum acquired in 2014.

•	Other Costs totaled P$986 million (+45.9% vs. 1Q14). This increase was mainly due to VAS costs that totaled P$293 million (+53.4% vs. 1Q14), related to the increase of sales of those services, especially in the mobile business. Bad debt expenses reached P$183 million (+55.1% vs. 1Q14) representing 2.5% of consolidated costs and 2.1% of consolidated revenues.

5	www.telecom.com.ar

Consolidated Financial Results

Net Financial results amounted to P$89 million, a decrease of P$57 million or -178.1% vs. 1Q14. This was mainly due to a lower cash position after the spectrum payment in 4Q14, which led to a lower generation of interest on time deposits and gains on mutual funds and other investments, together with higher financial expenses associated to interest on loans. Moreover, losses for FX results amounted to P$43 million in 1Q15 (vs. a loss of P$280 million in 1Q14). Meanwhile, results on NDF generated a loss of P$22 million in 1Q15 (vs. a gain of P$23 million in 1Q14).

Consolidated Net Financial Position

As of March 31, 2015, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$521 million in cash, a decrease of P$4,559 million when compared to the Net Financial Position as of March 31, 2014, after the cash dividend payment of Telecom Argentina of P$1,202 million paid in 2014 corresponded to the previous fiscal year, the 3G/4G frequencies payment in 4Q14 for an amount of P$3,530 million (U$S 410.7 million) and also because of higher payments to suppliers and taxes.

Capital Expenditures

During 1Q15, the Company invested P$864 million (-18.6% vs. 1Q14). Of this amount, P$336 million were allocated to Fixed Services and P$528 million to Mobile services. Capex reached 9.7% of consolidated revenues.

The main capital expenditures in the fixed business were associated to the transport upgrade both in the backbone and in the deployment of fiber optic and the backhauling. These actions were taken in order to offer higher download speeds, and thus to improve the navigation experience in Internet.

In the mobile business, the 3G and AWS frequencies acquired will allow better connections and speeds and the access to new plans that encourage data usage, along with new VAS thus offering a better customer experience.

The 4G technology, that is specially dedicated to data traffic (complementary to 2G and 3G which will continue to be used in voice, SMS and data), will gradually maximize mobile connectivity improving the network in terms of quality, speeds and clients availability in Argentina.

Relevant Matters

On January 28th, 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million. This new loan is a 27-months bullet loan with three-month interest payments at a weighted average rate of three-month LIBO plus 8.25%. The terms and conditions of the loan include covenants and events of default that are usual for this type of transaction. The funds are to be used for the acquisition of licenses and the acquisition of PP&E and inventories.

6	www.telecom.com.ar

in million of AR$	1Q14		1Q15
Net Interests		$147	-$	59
Gains on Mutual Funds & other inv.		$79		$42
FX results	-$	280	-$	43
Results on NDF		$23	-$	22
Others	-$	1	-$	7

Total	-$	32	-$	89

On February 19th, 2015, Mr. Oscar Cicchetti notified his resignation as Chief Executive Officer (CEO) of Telecom Argentina Group effective as of March 4th, 2015. On March 2nd, 2015, the Board of Directors accepted his resignation and appointed Mrs. Elisabetta Ripa as his replacement as CEO of the Telecom Argentina Group effective as of the referred date.

Other Relevant Matters

On April 13th 2015, Mr. Enrique Garrido notified he renders his resignation as member and Chairman of the Board of Directors of Telecom Argentina. On April 16th, 2015, the Board of Directors accepted Mr. Enrique Garrido’s resignation as Chairman and member of the Board of Directors of Telecom Argentina, and appointed Mr. Oscar Carlos Cristianci to replace him since then and through the Ordinary and Extraordinary General Shareholders’ Meeting to be held on June 22nd, 2015 to review the appointment of Mr. Oscar Carlos Cristianci as Director.

The General Ordinary Shareholders’ Meeting of Telecom Argentina approved on April, 29th, 2015 a cash dividend payment of P$804,402,472. The amount to be distributed is equivalent to P$0.83 per outstanding share in circulation or P$4.15 per ADR. This payment will be available as from May 11th, 2015. Additionally, the General Ordinary Shareholders’ Meeting of Telecom Argentina approved the creation of a ‘Reserve for Future Cash Dividends’ for P$2.9 billion; and the delegation of the authority to the Board of Directors to determine the allocation, depending on the performance of the business, in one or more instances, of an amount up to P$649.3 million of the ‘Reserve for Future Cash Dividends’ and its distribution to the shareholders as cash dividends, during Fiscal Year 2015.

*********

7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s issued common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of March 31, 2015, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry	Solange Barthe Dennin	Gustavo Tewel	Ruth Fuhrmann	Antonella Papaleo
(5411) 4968 3743	(5411) 4968 3752	(5411) 4968 3718	(5411) 4968 4448	(5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Oscar Carlos Cristianci

Chairman

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2015

(In million of Argentine pesos)

1-	Consolidated Balance Sheet

	03/31/15	12/31/14	Δ $	Δ %
Cash and cash equivalents	1,266	825	441	53.5%
Investments	66	53	13	24.5%
Trade receivables	4,385	4,124	261	6.3%
Other Receivables	1,377	1,391	(14)	-1.0%
Total current assets	7,094	6,393	701	11.0%
Financial Investments	308	300	8	2.7%
Trade receivables	82	143	(61)	-42.7%
Property, plant and equipment	13,806	13,809	(3)	0%
Intangible assets	5,292	5,331	(39)	-0.7%
Other Receivables	389	341	48	14.1%
Total non-current assets	19,877	19,924	(47)	-0.2%
Total Assets	26,971	26,317	654	2.5%
Trade payables	4,621	6,072	(1,451)	-23.9%
Deferred revenues	521	507	14	2.8%
Financial debt	540	179	361	—
Salaries and social security payables	965	1,022	(57)	-5.6%
Income tax payables	573	247	326	132.0%
Other taxes payables	866	824	42	5.1%
Dividend Payable	21	—	21	—
Other liabilities	39	47	(8)	-17.0%
Provisions	259	199	60	30.2%
Total current liabilities	8,405	9,097	(692)	-7.6%
Deferred revenues	466	465	1	0.2%
Financial debt	579	254	325	128.0%
Salaries and social security payables	148	150	(2)	-1.3%
Deferred income tax liabilities	337	417	(80)	-19.2%
Income tax payables	8	9	(1)	-11.1%
Other liabilities	84	76	8	10.5%
Provisions	1,155	1,080	75	6.9%
Total non-current liabilities	2,777	2,451	326	13.3%
TOTAL LIABILITIES	11,182	11,548	(366)	-3.2%

Equity attributable to Telecom Argentina (Controlling Company)	15,446	14,418	1,028	7.1%
Non-controlling interest	343	351	(8)	-2.3%
TOTAL EQUITY	15,789	14,769	1,020	6.9%
TOTAL LIABILITIES AND EQUITY	26,971	26,317	654	2.5%

2-	Consolidated Loans

	03/31/15	12/31/14	Δ $	Δ %
Banks loans Nucleo	41	32	9	28.1%
Bank overdraft Personal	488	140	348	—
Accrued interest Nucleo	2	6	(4)	-66.7%
Banks loans Personal	6	—	6	—
Accrued interest Personal	3	1	2	200.0%
Total Current Loans	540	179	361	—
Banks loans Personal	344	—	344	—
Banks loans Nucleo	235	254	(19)	-7.5%
Total Non Current Loans	579	254	325	128.0%
Total Loans	1,119	433	686	158.4%

Cash and cash equivalents, and Financial Investments	1,640	1,178	462	39.2%
Net Financial Position- Cash	521	745	(224)	-30.1%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2015

(In million of Argentine pesos)

3-	Consolidated Income Statements

	03/31/15	03/31/14	Δ $	Δ %
Revenues	8,872	7,466	1,406	18.8%
Other income	7	10	(3)	-30.0%
Total Revenues & Other Income	8,879	7,476	1,403	18.8%
Consolidated Operating Costs	(7,199)	(6,099)	(1,100)	18.0%
Operating income	1,680	1,377	303	22.0%
Finance results, net	(89)	(32)	(57)	178.1%
Net income before income tax expense	1,591	1,345	246	18.3%
Income tax expense	(550)	(439)	(111)	25.3%
Net income	1,041	906	135	14.9%

Attributable to:
Telecom Argentina (Controlling Company)	1,028	889	139	15.6%
Non-controlling interest	13	17	(4)	-23.5%

Operating income before D&A	2,634	2,112	522	24.7%
As % of Revenues	29.7%	28.3%

Finance Income and Expenses	03/31/15	03/31/14	Δ $	Δ %
Finance Income
Interest on time deposits	—	157	(157)	-100.0%
Gains on other investments (notes and bonds)	11	43	(32)	-74.4%
Gains on Mutual Funds	31	36	(5)	-13.9%
Interest on receivables	42	36	6	16.7%
Foreign currency exchange gains	20	482	(462)	-95.9%
Gain on NDF	—	45	(45)	-100.0%
Others	1	—	1	—
Total finance income	105	799	(694)	-86.9%
Finance expenses
Interest on financial debt	(44)	(6)	(38)	—
Interest on salaries and social security, other taxes ana accounts payable	(4)	(9)	5	-55.6%
Interest on provisions	(53)	(31)	(22)	71.0%
Present value effect of salaries and social security and other taxes payables and other liabilities	(1)	(1)	0	0%
Foreign currency exchange losses	(63)	(762)	699	-91.7%
Losses on NDF	(22)	(22)	0	—
Others	(7)	—	(7)	—
Total finance expenses	(194)	(831)	637	-76.7%

	(89)	(32)	(57)	178.1%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2015

(In million of Argentine pesos)

4-	Breakdown of the Income Statements

	03/31/15	03/31/14	Δ $	Δ %
REVENUES FROM SERVICES	7,959	6,559	1,400	21.3%
Fixed Services	2,360	1,952	408	20.9%
Voice	980	907	73	8.0%
Retail Voice	745	682	63	9.2%
Monthly Charges	312	295	17	5.8%
Measured Services	409	359	50	13.9%
Others	24	28	(4)	-14.3%
Wholesale	235	225	10	4.4%
Interconnection	155	149	6	4.0%
Others	80	76	4	5.3%
Data	407	319	88	27.6%
Internet	973	726	247	34.0%

Mobiles Sevices	5,599	4,607	992	21.5%
Telecom Personal	5,216	4,264	952	22.3%
Voice	2,183	1,833	350	19.1%
Retail Voice	1,702	1,345	357	26.5%
Monthly Charges	954	697	257	36.9%
Measured Services	535	473	62	13.1%
Roaming	85	95	(10)	-10.5%
Others	128	80	48	60.0%
Wholesale	481	488	(7)	-1.4%
Interconnection (CPP and TLRD)	392	396	(4)	-1.0%
Roaming	79	82	(3)	-3.7%
Others	10	10	0	0%
Data	1,845	1,787	58	3.2%
Internet	1,188	644	544	84.5%

Núcleo	383	343	40	11.7%
Voice	174	153	21	13.7%
Retail Voice	148	126	22	17.5%
Monthly Charges	51	49	2	4.1%
Measured Services	77	68	9	13.2%
Roaming	3	2	1	50.0%
Others	17	7	10	142.9%
Wholesale	26	27	(1)	-3.7%
Interconnection (CPP and TLRD)	20	26	(6)	-23.1%
Roaming	4	—	4	—
Others	2	1	1	100.0%
Data	80	85	(5)	-5.9%
Internet	129	105	24	22.9%

REVENUES FROM EQUIPMENT SALES	913	907	6	0.7%
Fixed Services	10	13	(3)	-23.1%
Mobiles Sevices	903	894	9	1.0%
Equipments (Personal)	881	879	2	0.2%
Equipments (Núcleo)	22	15	7	46.7%

REVENUES	8,872	7,466	1,406	18.8%

OTHER INCOME	7	10	(3)	-30.0%
Fixed	4	9	(5)	-55.6%
Mobile	3	1	2	200.0%
TOTAL REVENUES & OTHER INCOME	8,879	7,476	1,403	18.8%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2015

(In million of Argentine pesos)

5-	Consolidated Income Statements

	03/31/15	03/31/14	Δ $	Δ %
Revenues	8,872	7,466	1,406	18.8%
Other income	7	10	(3)	-30.0%
Total Revenues & Other Income	8,879	7,476	1,403	18.8%
Employee benefit expenses and severance payments	(1,543)	(1,183)	(360)	30.4%
Interconnection costs and other telecommunication charges	(500)	(515)	15	-2.9%
Fees for services, maintenance, materials and supplies	(889)	(755)	(134)	17.7%
Taxes and fees with the Regulatory Authority	(873)	(755)	(118)	15.6%
Commissions	(623)	(541)	(82)	15.2%
Cost of equipments and handsets	(640)	(775)	135	-17.4%
Advertising	(191)	(164)	(27)	16.5%
Cost of Value Added Services	(293)	(191)	(102)	53.4%
Provisions	(93)	(37)	(56)	151.4%
Bad debt expenses	(183)	(118)	(65)	55.1%
Other operating expenses	(417)	(330)	(87)	26.4%
Subtotal Operating costs	(6,245)	(5,364)	(881)	16.4%
Operating income before D&A	2,634	2,112	522	24.7%
D&A	(957)	(739)	(218)	29.5%
Results on disposal of PP&E and write-down of PP&E	3	4	(1)	-25.0%
Operating income	1,680	1,377	303	22.0%
Finance Income	105	799	(694)	-86.9%
Finance Expenses	(194)	(831)	637	-76.7%
Net income before income tax expense	1,591	1,345	246	18.3%
Income tax expense	(550)	(439)	(111)	25.3%
Net Income	1,041	906	135	14.9%

Attributable to:
Telecom Argentina (Controlling Company)	1,028	889	139	15.6%
Non-controlling interest	13	17	(4)	-23.5%

12	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 6, 2015	By:	/s/ Oscar Carlos Cristianci
		Name:	Oscar Carlos Cristianci
		Title:	Chairman of the Board of Directors